                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (AMENDMENT NO. )


                                GLB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    361778103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                20th Floor, Cleveland, OH 44114, (216) 696-8700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 361778103                                                 Page 2 of 13

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CCAG Limited
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER

            SHARES                 66,640
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

           OWNED BY
                            ----------------------------------------------------
             EACH           9      SOLE DISPOSITIVE POWER

           REPORTING               66,640
                            ----------------------------------------------------
            PERSON          10     SHARED DISPOSITIVE POWER

             WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         66,640
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 361778103                                                 Page 3 of 13

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RC Enterprises I
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER

            SHARES                 37,416
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

           OWNED BY
                            ----------------------------------------------------
             EACH           9      SOLE DISPOSITIVE POWER

           REPORTING               37,416
                            ----------------------------------------------------
            PERSON          10     SHARED DISPOSITIVE POWER

             WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,416
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 361778103                                                 Page 4 of 13

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steven A. Calabrese
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (c)  [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER

            SHARES                 112,584*
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

           OWNED BY                42,036**
                            ----------------------------------------------------
             EACH           9      SOLE DISPOSITIVE POWER

           REPORTING               112,584*
                            ----------------------------------------------------
            PERSON          10     SHARED DISPOSITIVE POWER

             WITH                  42,036**
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         154,620
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

* Includes 66,640 shares held by CCAG Limited. Steven Calabrese is the President and only member of the Board of directors of TCF, Inc., the general partner of CCAG Limited.

** Includes 37,416 shares held by RC Enterprises I, an Ohio partnership of which Steven Calabrese, David Calabrese, Eric Calabrese, and the AJC Marital Trust are the general partners, 4,180 shares held by Steven Calabrese's wife and 440 shares held by Steven Calabrese's minor children.

                                  SCHEDULE 13D


CUSIP No. 361778103                                                 Page 5 of 13

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David S. Calabrese
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (d)  [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER

            SHARES                 13,530
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

           OWNED BY                37,416*
                            ----------------------------------------------------
             EACH           9      SOLE DISPOSITIVE POWER

           REPORTING               13,530
                            ----------------------------------------------------
            PERSON          10     SHARED DISPOSITIVE POWER

             WITH                  37,416*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,946
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

* Shares held by RC Enterprises I, an Ohio partnership of which Steven Calabrese, David Calabrese, Eric Calabrese, and the AJC Marital Trust are the general partners.

                                  SCHEDULE 13D


CUSIP No. 361778103                                                 Page 6 of 13

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eric M. Calabrese
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (c)  [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER

            SHARES                 2,200
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

           OWNED BY                37,416*
                            ----------------------------------------------------
             EACH           9      SOLE DISPOSITIVE POWER

           REPORTING               2,200
                            ----------------------------------------------------
            PERSON          10     SHARED DISPOSITIVE POWER

             WITH                  37,416*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,616
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

* Shares held by RC Enterprises I, an Ohio partnership of which Steven Calabrese, David Calabrese, Eric Calabrese, and the AJC Marital Trust are the general partners.

                                  SCHEDULE 13D


CUSIP No. 361778103                                                 Page 7 of 13

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AJC Marital Trust
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (f)  [X]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
           NUMBER OF        7      SOLE VOTING POWER

            SHARES
                            ----------------------------------------------------
         BENEFICIALLY       8      SHARED VOTING POWER

           OWNED BY                37,416*
                            ----------------------------------------------------
             EACH           9      SOLE DISPOSITIVE POWER

           REPORTING
                            ----------------------------------------------------
            PERSON          10     SHARED DISPOSITIVE POWER

             WITH                  37,416*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,416
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

* Shares held by RC Enterprises I, an Ohio partnership of which Steven Calabrese, David Calabrese, Eric Calabrese, and the AJC Marital Trust are the general partners.

CUSIP No. 361778103                                                 Page 8 of 13



INTRODUCTION.

       On February 11, 2000 and February 14, 2001, Steven A. Calabrese filed
Schedule 13G and an amendment thereto, respectively, on behalf of himself, CCAG Limited, RC Enterprises I, RC Enterprises II, David S. Calabrese, Eric M. Calabrese and the AJC Marital Trust relating to shares of common stock, without par value, of GLB Bancorp, Inc.

       This original Schedule 13D is filed for the purpose of reporting the agreement of CCAG Limited, RC Enterprises I and Steven Calabrese to vote all Shares held by them in favor of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 15, 2003, between GLB Bancorp, Inc. and Sky Financial Group, Inc. ("Sky"), pursuant to the terms of a Voting Agreement, dated as of July 15, 2003 (the "Voting Agreement"), among Sky and Steven Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, the Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd., and Richard M. Osborne.

ITEM 1. SECURITY AND ISSUER.

       This Schedule 13D relates to shares of common stock, without par value (the "Shares"), of GLB Bancorp, Inc., an Ohio corporation ("GLB Bancorp"), which has its principal executive offices at 7001 Center Street, Mentor, Ohio 44060.

ITEM 2. IDENTITY AND BACKGROUND.

       (a) This Schedule 13D is filed by CCAG Limited, RC Enterprises I, Steven A. Calabrese, David S. Calabrese, Eric M. Calabrese and the AJC Marital Trust (each a "Reporting Person" and collectively, the "Reporting Persons").

       TGF, Inc. is the general partner of CCAG Limited. Steven Calabrese is the President and only member of the Board of Directors of TGF, Inc. Steven Calabrese, David Calabrese, Eric Calabrese and the AJC Marital Trust are the general partners of RC Enterprises I. Steven Calabrese and David Calabrese are co-trustees of the AJC Marital Trust. Steven Calabrese, David Calabrese and Eric Calabrese are brothers. By making this joint filing, the Calabreses do not affirm the existence of a group.

       (b) The business address of each of the Reporting Persons and TGF, Inc. is 1100 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.

       (c) The principal business of CCAG Limited and RC Enterprises I is real estate investment and management services. The principal business of the AJC Marital Trust and TGF, Inc. is asset investment services. The principal occupation of Steven Calabrese is managing partner of Calabrese, Racek and Markos, Inc. and CRM Construction, Inc., firms that specialize in evaluation, management and construction for commercial and industrial real estate. The principal occupation of David Calabrese and Eric Calabrese is property management for Calabrese, Racek and Markos and CRM Construction. The address of Calabrese, Racek and Markos and CRM Construction is 1100 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.

CUSIP No. 361778103                                                 Page 9 of 13



       (d)    Negative with respect to each Reporting Person and TGF, Inc.

       (e)    Negative with respect to each Reporting Person and TGF, Inc.

       (f) Steven Calabrese, David Calabrese and Eric Calabrese are citizens of the United States of America. CCAG Limited is an Ohio limited partnership. RC Enterprises I is an Ohio partnership. The AJC Marital Trust is an Ohio trust. TGF, Inc. is an Ohio corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       This Schedule 13D does not report any acquisition of Shares.

ITEM 4. PURPOSE OF TRANSACTION.

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, and other than as set forth in the Merger Agreement and Voting Agreement, each of which is further described in the Introduction and Item 6, none of the Reporting Persons currently have plans or proposals that relate to or would result in any of the following:

       (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GLB Bancorp;

       (ii)   the sale or transfer of a material amount of assets of GLB
              Bancorp;

       (iii) a change in the present board of directors or management of GLB Bancorp;

       (iv) a material change in the present capitalization or dividend policy of GLB Bancorp;

       (v) a material change in the business or corporate structure of GLB Bancorp;

       (vi) a change to the articles of incorporation, or code of regulations of GLB Bancorp, or an impediment to the acquisition of control of GLB Bancorp, by any person;

       (vii) the delisting from the Nasdaq's Small Cap Market of GLB Bancorp's Shares;

       (viii) a class of equity securities of GLB Bancorp; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (ix)   any action similar to any of those enumerated in (i) through
              (viii) above.

       Each of the Reporting Persons reserves the right to modify his or its plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, any of the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through
(ix) above or in Item 4 of Schedule 13D.

CUSIP No. 361778103                                                Page 10 of 13



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) According to the most recently available filing with the Securities and Exchange Commission by GLB Bancorp, there are 2,347,925 Shares outstanding.

       CCAG Limited beneficially owns 66,640 Shares, or 2.8% of the outstanding Shares. RC Enterprises I owns 37,416 Shares, including all Shares previously owned by RC Enterprises II, which have been transferred to RC Enterprises I, or 1.6% of the outstanding Shares. Steven Calabrese beneficially owns 154,620 Shares, or 6.6% of the outstanding Shares. David Calabrese beneficially owns 50,946 Shares, or 2.2% of the outstanding Shares. Eric Calabrese beneficially owns 39,616 Shares, or 1.7% of the outstanding Shares. The AJC Marital Trust beneficially owns 37,416 Shares, or 1.6% of the outstanding Shares.

       (b) CCAG Limited has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the 66,640 Shares owned by it. RC Enterprises I has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the 37,416 Shares owned by it. Steven Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, 45,944 Shares owned by him and 66,640 Shares owned by CCAG Limited and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, 37,416 Shares owned by RC Enterprises I, an Ohio partnership of which he is a general partner, 4,180 Shares held by his wife and 440 Shares held by his minor children. Steven Calabrese disclaims beneficial ownership of the 4,180 Shares held by his wife. David Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, 13,530 Shares owned by him and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, 37,416 Shares owned by RC Enterprises I, an Ohio partnership of which he is a general partner. Eric Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, 2,200 Shares owned by him and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, 37,416 Shares owned by RC Enterprises I, an Ohio partnership of which he is a general partner. The AJC Marital Trust has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, 37,416 Shares owned by RC Enterprises I, an Ohio partnership of which it is a general partner.

       (c) None of the Reporting Persons has effected any transactions in the Shares in the past 60 days.

       (d)    Not applicable.

       (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Pursuant to the Voting Agreement, CCAG Limited, RC Enterprises I and Steven Calabrese agreed to vote all Shares held by them (i) in favor of the approval and adoption of the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between GLB Bancorp and any person or entity other than Sky.

CUSIP No. 361778103                                                Page 11 of 13



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       7.1 Agreement and Plan of Merger dated as of July 15, 2003 by and between GLB Bancorp, Inc. and Sky Financial Group, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of GLB Bancorp filed with the Securities and Exchange Commission on July 23, 2003

       7.2 Voting Agreement dated as of July 15, 2003, by and among Sky Financial Group, Inc. and Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, the Richard
              M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne, incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K of GLB Bancorp filed with the Securities and Exchange Commission on July 23, 2003

       7.3    Joint Filing Agreement

                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 25, 2003


                                   /s/ Steven A. Calabrese
                                   --------------------------------------------
                                   STEVEN A. CALABRESE

                                   CCAG LIMITED

                                             By: TGF, Inc., an Ohio corporation
                                             Its: General Partner


                                             /s/ Steven A. Calabrese
                                             ----------------------------------
                                             By: Steven A. Calabrese
                                             Its: President


                                   RC ENTERPRISES I

                                   /s/ Steven A. Calabrese
                                   --------------------------------------------
                                   By: Steven A. Calabrese
                                   Its: General Partner


                                   /s/ David S. Calabrese
                                   --------------------------------------------
                                   DAVID S. CALABRESE


                                   /s/ Eric M. Calabrese
                                   --------------------------------------------
                                   ERIC M. CALABRESE


                                   AJC MARITAL TRUST

                                   /s/ David S. Calabrese
                                   --------------------------------------------
                                   By: David S. Calabrese
                                   Its: Co-Trustee



                                  Page 12 of 13